CHINA DIRECT, INC.
431 Fairway Drive
Deerfield Beach, Florida  33441

Telephone (954) 363-7333

July 28, 2008

'CORRESP'

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Michael McTiernan, Special Counsel
Kevin Woody, Branch Chief
Jennifer Monick
Phil Rothenberg

Re:	China Direct, Inc.
Registration Statement on Form S-3
Filed June 13, 2008
File No. 333-151648

Form 10-K for the fiscal year ended December 31, 2007
Filed March 31, 2008
File No. 001-33694

Form 10-Q for the quarterly period ended March 31, 2008
Filed May 8, 2008
File No. 001-33694

Ladies and Gentlemen:

China Direct, Inc. (the “Company” or “we” or “our”) is in receipt of the staff's correspondence dated July 22, 2008 on the above-referenced filings.  Following are the Company's responses to the staff's comments.

Item 9A(T) Controls and Procedures

Disclosure Controls and Procedures, page 37

1.
We note your response to our prior comment four.  We believe that you can only exclude those disclosure controls and procedures related to current year acquisitions that are also considered for internal control over financial reporting.  Please amend your filing to include an assessment of your disclosure controls and procedures that incorporates these acquisitions.

RESPONSE:  Our evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934, as amended, at December 31, 2007 included all subsidiaries held at December 31, 2007.  Our disclosure in the last two sentences of the first paragraph in Item 9(A) (T) Controls and Procedures of our Annual Report on Form 10-K for the year ended December 31, 2007, which included a reference to the exclusion of specific entities acquired during 2007, was unclear.  Our disclosure intended to identify specific business entities acquired during 2007, which were excluded from management’s report on internal control over financial reporting.  In excluding these businesses from our Assessment, we relied on the response to Question 3 of the Frequently Asked Questions (revised September 24, 2007) relating to Managements Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports issued by the SEC.

In an effort to improve our disclosure regarding our evaluations and assessments of our Controls and Procedures, we propose to include the following language, to the extent such disclosure continues to be applicable as of the future date, in Item 4T Controls and Procedures to be included in our quarterly reports on Form 10-Q for the periods ended June 30, 2008 and September 30, 2008:

ITEM 4T.  CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer who serves as our principal executive officer, and our Vice President - Finance who serves as our principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934, as amended, as of the end of the year ended December 31, 2007 (the “Evaluation Date”). Based on this evaluation, our principal executive officer and principal financial officer concluded as of the Evaluation Date that our disclosure controls and procedures were effective such that all information relating to China Direct, Inc. including all consolidated subsidiaries, required to be disclosed in our SEC reports (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and (ii) is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. Our evaluation included all business entities which were part of our Company at December 31, 2007.

Our management, including our Chief Executive Officer and our Vice President - Finance, does not expect that our disclosure controls and procedures or our internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurances that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our Company have been detected.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act, as amended). Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007 excluding business entities acquired during 2007. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework. Our management concluded that, as of December 31, 2007, our internal controls over financial reporting for the business entities covered by the assessment are effective based on these criteria.

The business entities excluded from our assessment of the effectiveness of our internal control over financial reporting are CDI Magnesium, CDI Wanda, Asia Magnesium, Golden Magnesium, Pan Asia Magnesium, and CDI Jixiang Metal and collectively represent approximately 7.7% and 5.6% of our total consolidated revenues and consolidated net income, respectively, for 2007 and approximately 39.4% of our total consolidated assets at December 31, 2007.  We are currently assessing the effectiveness of our internal control over financial reporting for these excluded businesses and intend to report on such assessment in our management report on internal control over financial reporting to be included in our Annual Report on Form 10-K for the year ending December 31, 2008.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting since our Annual Report on Form 10-K for the year ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Financial Statements

Notes to Consolidated Financial Statements

Note 11 - Acquisitions and Dispositions, page F-19

7.
We note your response to our prior comment seven.  Your response only addressed your acquisition of Lang Chemical and did not address your other acquisition; thus, the comment will be reissued.  In light of your acquisitions of less than 100% ownership interest, please tell us how you determined it was not necessary to record assets acquired and liabilities assumed at their pre-acquisition carrying amount for the percentage you did not acquire.

RESPONSE: The Company accounts for acquisitions using the purchase method of accounting in accordance with SFAS No. 141.  In each of our acquisitions we determined that fair values were equivalent to the acquired historical carrying costs.  The estimated purchase price and the preliminary adjustments to historical book value of business entities acquired as set forth on pages F-19 through F-25 of the financial statements for the years ended December 31, 2007 and 2006 included in our Form 10-K were recorded by the Company at the pre-acquisition carrying amount. In an effort to improve the  disclosure of our basis for this presentation, we propose to include additional language relative to SFAS 141 in the basis of presentation section of the footnotes to our financial statements on Form 10-Q for the period ended June 30, 2008 and all future filings, to the extent such disclosure continues to be applicable.

We trust the foregoing adequately responds to the staff's comments.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Lazarus Rothstein
Vice President, General Counsel and Secretary

cc:	Mr. David Stein, Chief Operating Officer
Ms. Jenny (Yi) Liu, Vice President - Finance
James M. Schneider, Esq.

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